Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Mesoblast Limited

ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Jamieson

Date of last notice	26 November 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held by trustee for Jamieson Pension Fund

Date of change	20 November 2015 and 11 November 2014

No. of securities held prior to change	535,000 Ordinary Shares held as follows: • 335,000 shares held directly; and • 200,000 shares held indirectly.

Class	Ordinary Shares

Number acquired	90,000 Ordinary Shares comprising: • 15,000 shares purchased on-market on 20 November 2015; and • 75,000 shares transferred by a related party into the Jamieson Pension Fund on 11 November 2014

Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,997.68 for the on-market purchase.

No. of securities held after change	625,000 Ordinary Shares held as follows: • 335,000 shares held directly; and • 290,000 shares held indirectly.

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market share purchase, and off-market movement of shares held by a related party of Mr Jamieson into the Jamieson Pension Fund.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011